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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2003

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F /X/ Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1.1 and made a part hereof are the following related to Stelmar Shipping Ltd. (the "Company"):

          - Selected Consolidated Financial and Other Data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002

          - Management's Discussion and Analysis of Financial Condition and Results of Operations

          - Consolidated Financial Statements of Stelmar Shipping Ltd. and Subsidiaries, consisting of the following:

          1.  Report of Independent Public Accountants
          2.  Consolidated Balance Sheets as of December 31, 2001 and 2002
          3. Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002
          4. Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 2001 and 2002
          5. Consolidated Statements of Cash Flows for the years ended December 31, 2000 , 2001 and 2002
          6.  Notes to Consolidated Financial Statements
          7.  Schedule I--Condensed Financial Statements

The information contained in this Form 6-K Report is incorporated by reference into the prospectus that is contained in the Company's Registration Statement on Form F-3, filed on March 6, 2003 (File No. 333-13642 )

Attached hereto as Exhibit 1.2 is the consent of Ernst & Young to the incorporation of their report on the Company's Consolidated Financial Statements for the year ended December 31, 2002 into the prospectus referenced above.

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: 27 March 2003                        By: /s/ Olga Lambrianidou
                                            -------------------------
                                            Name: Olga Lambrianidou
                                            Title: Corporate Secretary


          This report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated.


                                            By: /s/ Peter R. Goodfellow
                                            ------------------------------
                                            Name: Peter R. Goodfellow
                                            Title: Chief Executive Officer


                                            By: /s/ Stamatis Molaris
                                            ------------------------------
                                            Name: Stamatis Molaris
                                            Title: Chief Financial Officer

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